Filed by Social Capital Suvretta Holdings Corp. I

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Akili Interactive Labs, Inc.

Registration No.: 333-262706

Date: February 17, 2022

This filing relates to the proposed merger of Akili Interactive Labs, Inc., a Delaware corporation (“Target”), with Karibu Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and a wholly owned subsidiary of Social Capital Suvretta Holdings Corp. I, a Cayman Islands exempted company limited by shares (“SPAC”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of January 26, 2022, by and among SPAC, Merger Sub and Target.

PLOS ONE Publishes Clinical Study Results and EEG Data Showing Akili Digital Therapeutic EndeavorRx® Activates Systems in Brain Key to Attentional Functioning

Electroencephalography data (EEG) demonstrate enhancement of brain activity specific to attention function in children 8-12 with ADHD following AKL-T01 (EndeavorRx) treatment

Data show correlation between targeted activity in the brain and objective improvements in attention function

BOSTON, Mass – February 17, 2022 – Akili Interactive Labs, Inc. (“Akili”), a leading digital medicine company pioneering the development of cognitive treatments through game-changing technologies, today announced the publication of full data from a single arm, unblinded study conducted by Dr. Elysa Marco at Cortica Healthcare and Drs. Joaquin Anguera and Courtney Gallen at the University of California, San Francisco. The study measured electroencephalography (EEG) data alongside behavioral and clinical metrics of attention in children with ADHD using AKL-T01 (EndeavorRx). Data from the study show that EndeavorRx treatment resulted in increased brain activity related to attention function, as measured by EEG, which correlated with improvements in objective behavioral measures of attention. The study results were published in the medical journal PLOS ONE.

In this study, attention in children with ADHD was evaluated using a well-established EEG-based measure of attentional control, midline frontal theta (MFT) activity. Data show that EndeavorRx enhanced MFT activity, suggesting that patients who used EndeavorRx for 4 weeks showed changes in measurable brain function. Study results also demonstrated a correlation between MFT activity and attention functioning, suggesting that children who experienced the largest gains in MFT activity as measured by EEG also showed the greatest improvements in computerized performance tests designed to measure attention. Additionally, parents reported significantly fewer inattention symptoms in children treated with EndeavorRx, as measured by the Vanderbilt ADHD Diagnostic Rating Scale.

“While the previous multicenter trials have demonstrated attention improvement for children using EndeavorRx, this is the first study to look at the brain activity in children with a primary concern of ADHD. It is exciting to see measurable improvement on the EEGs that correlates with the behavioral benefits,” said Elysa Marco, M.D., Principal Investigator of the study, and Clinical Executive for Neurodevelopmental Medicine at Cortica Healthcare.

“EndeavorRx was designed to target and activate attention networks in the brain with the aim of driving clinically meaningful cognitive changes in patients,” said Anil S. Jina M.D., Chief Medical Officer of Akili. “What’s especially exciting about this data is that, for the first time, we can see how the neural systems of a child with ADHD are impacted with EndeavorRx treatment. We look forward to continuing to learn about how the digital therapeutic can help children with ADHD in their daily lives.”

EndeavorRx is the first-and-only FDA-cleared treatment delivered through a video game experience. In the U.S., EndeavorRx is indicated to improve attention function as measured by computer-based testing in children ages 8-12 years old with primarily inattentive or combined-type ADHD, who have a demonstrated attention issue. Patients who engage with EndeavorRx demonstrate improvements in a digitally assessed measure Test of Variables of Attention (TOVA®) of sustained and selective attention and may not display benefits in typical behavioral symptoms, such as hyperactivity. EndeavorRx should be considered for use as part of a therapeutic program that may include clinician-directed therapy, medication, and/or educational programs, which further address symptoms of the disorder. EndeavorRx is available by prescription only. It is not intended to be used as a stand-alone therapeutic and is not a substitution for a child’s medication. The most common side effect observed in children in EndeavorRx’s clinical trial was a feeling of frustration, as the game can be quite challenging at times. No serious adverse events were associated with its use. EndeavorRx is recommended to be used for approximately 25 minutes a day, 5 days a week, over initially at least 4 consecutive weeks, or as recommended by your child’s health care provider. The U.S. commercial launch of EndeavorRx is planned for the second half of 2022.

EndeavorRx has been rigorously evaluated across five clinical studies in more than 600 children diagnosed with ADHD, including STARS-ADHD, a prospective, randomized, controlled study published in The Lancet Digital Health. This is the first study to use EEG data to illustrate how EndeavorRx impacts activity in the brain for children with ADHD. In addition to FDA clearance, the digital therapeutic has received Conformité Européenne (CE) Mark certification in Europe for use in pediatric ADHD. The disease-agnostic proprietary technology underlying EndeavorRx is also being studied by Akili in multiple other medical conditions with associated chronic and acute cognitive impairments, including autism spectrum disorder, multiple sclerosis, major depressive disorder, COVID-19 brain fog, cancer-related cognitive impairment and postoperative cognitive dysfunction.

Study Design

This was a single arm, unblinded study of 25 children, 8-12 years old, with a confirmed diagnosis of ADHD. Study participants were instructed to use EndeavorRx for approximately 25 minutes a day at least 5 days a week for 4 weeks. Assessments to detect intervention-related changes were performed before (Day 0) and after (Day 28) EndeavorRx treatment and included stimulus-locked EEG to detect changes in neural signals, two computerized tasks to index objective improvements in attentional control, and a subjective questionnaire asking parents about their children’s ADHD symptoms.

About Akili

Akili is pioneering the development of cognitive treatments through game-changing technologies. Our approach of leveraging technologies designed to directly target the brain establishes a new category of medicine – medicine that is validated through clinical trials like a drug or medical device, but experienced like entertainment. Akili’s platform is powered by proprietary therapeutic engines designed to target cognitive impairment at its source in the brain, informed by decades of research and validated through rigorous clinical programs. Driven by Akili’s belief that effective medicine can also be fun and engaging, Akili’s products are delivered through captivating action video game experiences.

On January 26, 2022, Akili entered into a definitive agreement to become publicly traded via a merger with Social Capital Suvretta Holdings Corp. I (Nasdaq: DNAA), a special purpose acquisition company. The transaction is expected to close in mid-2022, subject to satisfaction of the closing conditions, after which Akili will be listed on the Nasdaq stock market under the new ticker symbol “AKLI.”

For more information, please visit www.akiliinteractive.com.

Additional Information and Where to Find It

In connection with the proposed business combination transaction between Social Capital Suvretta Holdings Corp. I (“SCS”) and Akili, SCS filed a registration statement on Form S-4 (as amended, the “Registration Statement”) with the SEC on February 14, 2022, which includes a preliminary prospectus and proxy statement of SCS, referred to as a proxy statement/prospectus. The Registration Statement has not yet become effective. When available, a final proxy statement/prospectus will be sent to all SCS shareholders. SCS will also file other documents regarding the proposed transaction with the SEC. SHAREHOLDERS OF SCS ARE ADVISED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by SCS (when available) through the website maintained by the SEC at http://www.sec.gov.

The documents filed by SCS with the SEC also may be obtained free of charge at SCS’s website at https://socialcapitalsuvrettaholdings.com/dnaa or upon written request to 2850 W. Horizon Ridge Parkway, Suite 200, Henderson, NV 89052.

Participants in the Solicitation

SCS and Akili and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from SCS’s shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the proposed transaction between Akili and SCS are contained in the proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom. This press release may be deemed to be solicitation material in respect of the proposed transactions contemplated by the proposed business combination between Akili and SCS.

Forward-Looking Statements

This communication may contain certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Akili and SCS. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of SCS’s securities, (ii) the risk that the proposed transaction may not be completed by SCS’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SCS, (iii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the Merger Agreement by the shareholders of SCS and the satisfaction of the minimum cash condition, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the PIPE Investment, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Akili’s business relationships, operating results, and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Akili or diverts management’s attention from Akili’s ongoing business operations and potential difficulties in Akili employee retention as a result of the announcement and consummation of the proposed transaction, (ix) the outcome of any legal proceedings that may be instituted against Akili or against SCS related to the Merger Agreement or the proposed transaction, (x) the ability to maintain the listing of SCS’s securities on a national securities exchange, (xi) the price of SCS’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which SCS plans to operate or Akili operates, variations in operating performance across competitors, changes in laws and regulations affecting SCS’s or Akili’s business, and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, (xiii) the ability of Akili to successfully commercialize EndeavorRx® and continue to advance its clinical development pipeline, (xiv) the ability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees, (xv) the evolution of the markets in which Akili competes, (xvi) the ability of Akili to defend its intellectual property and satisfy regulatory requirements, (xvii) the costs related to the proposed transaction, (xviii) the impact of the COVID-19 pandemic on Akili’s business, (xix) Akili’s expectations regarding its market opportunities and (xx) the risk of downturns and a changing regulatory landscape in the highly competitive industry in which Akili operates. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of SCS’s registration on Form S-1 (File Nos. 333-256723 and 333-257543), SCS’s quarterly report on Form 10-Q for the quarter ended September 30, 2021 filed with the SEC on November 15, 2021, the Registration Statement on Form S-4, including those under “Risk Factors” therein, and other documents filed by SCS from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Akili and SCS assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Akili nor SCS gives any assurance that either Akili or SCS, or the combined company, will achieve its expectations.

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Contact:

Julie DiCarlo

Akili Interactive

julie@akiliinteractive.com